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K POP Foods Short Description	Message	⋮
Grind Relief Short Description	Message	⋮
Crio Bru Short Description	Message	⋮
Lure Essentials Short Description	Message	⋮
Eliza's Quest Foods Short Description	Message	⋮
Tru Fru Short Description	Message	⋮
Dr. Brite Short Description	Message	⋮
Lotus Trolley Bags On a mission to eliminate plastic from shopping.	Message	⋮
Herbacin Short Description	Message	⋮

Pending Connections

Dweck Distribution
We are looking to introduce a Patented Toy for Supermar...
Review

Lumineux
We would love to connect!
Review

Bling2o
I hope this email finds you well. I wanted to introduce...
Review

Pending Verifications

Shoyeido Incense Co. Pending verification
For over 300 years Shoyeido's incense has been the highest quality, most natural incense available.
Review

Fishski Provisions Pending verification
Easy Prepare Southwest Foods
Review

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